

2002 ANNUAL REPORT

INTEREP

customized service collective clout




By fostering a partnership with our people – encouraging creativity, diversity, personal growth and professional achievement – we create maximum value for our clients, our advertising customers and our shareholders.
Interep Mission Statement

We are the largest independent national radio rep firm in the U.S.

Interep is the exclusive rep firm for over 2,000 radio stations nationwide, including many of the leading consolidators in the industry.



Radio stations have "spot" time to sell. Stations contract, on an exclusive basis, with Interep to sell air time
1
Interep sales representative sells advertising agencies the benefits of its client stations
2
Radio Stations
5
INTEREP
3
Ad Agencies
Station pays Interep a commission
Agency books airtime through Interep
4
Ad agency pays station for air time

The information contained in this annual report, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Interep's recent filings with the Securities and Exchange Commission.

INTEREP is the largest independent national radio representative, or "rep", firm in the United States. Due to our unique position in the marketplace – the only national radio rep that is not owned by a broadcast group – we structure our organization to meet the diverse needs of the industry's independent broadcasters.

We offer client radio stations a two-pronged marketing approach – Customized Service and Collective Clout – to maximize revenue. Our client stations receive the Customized Service that they need to secure the highest possible radio ad share of dollars for their individual stations. At the same time, each client benefits from the Collective Clout of our entire station roster. Collaborative marketing often opens up new avenues of revenue that broadcasters would not be able to compete for individually.


PROFILE

Interep is also the parent company of Interep Interactive, the company's Internet representation and web publishing division specializing in the sales and marketing of on-line advertising. Interep Interactive includes Cybereps, Winstar Interactive and Perfect Circle Media. Interep Interactive has built a solid reputation in the on-line advertising arena through its representation of premium quality content websites.

In addition, Interep owns Morrison and Abraham/Fort Grace Strategies, a sales consulting company that works with media clients to develop effective sales promotions, and explore non-traditional revenue opportunities. With Morrison and Abraham in its arsenal of services, Interep offers national advertisers a seamless marketing, advertising and sales promotional trio to achieve local marketing goals.

Interep offers a variety of marketing support services to advertisers and advertising agencies, including: consumer and media research; sales and management training; promotional programs; and unwired radio "networks," which allow customers to create customized, multi-market radio buys with a single phone call. In addition, our client stations benefit from the Interep Marketing Group, which is devoted to bringing new advertisers into radio.

SHAREHOLDER LETTER



Ralph C. Guild

Chairman
and Chief Executive Officer

Dear Fellow Shareholders,

Our company's financial improvement in 2002 closely tracked to the general improvement in the advertising environment. Several new business development initiatives launched during the year also contributed to our success. From an operational standpoint, changes that we introduced to streamline our costs, including early separation packages and tightened productivity standards, began to pay off last year. These factors will continue to benefit our company into 2003. For this reason, we are forecasting our company's total commission revenue in 2003, including Internet activity, to be in the $87-$90 million range, with improved operating performance.

We are excited and optimistic about the new opportunities on the horizon. We have a strengthened management team, clearly defined growth goals for our client stations, focused business development objectives, and a streamlined operating structure.

As always, I must thank our Interep team for their commitment to delivering exceptional performance for our radio station clients and our agency and advertiser customers. In this challenging, competitive advertising environment, our sellers are focused on delivering the highest possible share of radio dollars to our client radio stations. They are also dedicated to understanding and serving the evolving needs of our advertising customers, the agencies and advertisers. By developing marketing partnerships with our customers, we are better able to identify new business opportunities for our clients, and bring new advertisers into our medium. This remains the best long-term growth strategy for our industry, our clients, and our company. With an 8% share of total advertising dollars, the growth potential for our medium is staggering.

Financial Highlights

2002 was a year of recovery for the radio industry. Our financial profile reflects this improvement. For the full year of 2002, Operating EBITDA* increased 286% to $16.0 million from $4.1 million for the same period in 2001.


COMMISSION REVENUE
81,128
87,372
2001
2002
OPERATING EBITDA*
4,136
15,958
2001
2002

*Operating EBITDA is operating income or loss before interest, taxes, depreciation and amortization and excludes contract termination revenue and a non-cash option re-pricing charge.

RECONCILIATION OF OPERATING EBITDA

Twelve Months Ended December 31 (In thousands of dollars)	2001	2002
Operating income (loss)	(11,821)	778
Add back:		
Depreciation and amortization	36,673	23,651
Option repricing cost	715	
Less:		
Contract termination revenue	(21,431)	(7,220)
Option repricing income		(1,261)
Operating EBITDA	4,136	15,958

SHAREHOLDER LETTER

2002 Performance of Top 5 National Radio Categories

Retail
+10%

Telecommunications
+10%

Automotive
+30%

Banks/Finance/Mortgages
+30%

Broadcast TV/Cable
+25%

Source: Interep estimates based on internal research

2002 in Review

At the start of 2002, the advertising market was still reeling from the effects of a weakened economy and the aftermath of terrorism. As a result, we remained conservative in our outlook for the year. Yet, shortly into the first quarter, we began to see signs of improvement in the national radio environment. By the second half of the year, national radio was consistently showing strong gains. Prices began to firm, inventory demands tightened, and most major radio markets were sold out during much of the third and fourth quarters.

Moreover, this strength was broadly based. Radio expenditures came from a diverse list of advertisers, across a variety of categories. Back-to-school retailers, automotive zero percent financing incentives and political ads all contributed to 2002's rebound, as did heavy spending by the television networks, movie studios, wireless companies, and computer manufacturers.

Looking specifically at national radio's top 5 categories, which account for approximately 50% of total national radio revenue, all were up in the double-digit range for the year. This includes Retail and Telecommunications – both up about 10%. Automotive, Finance, and Television/Cable were all up in the 25%-30% range.

Radio, Recession & Rebounds

In many ways, radio's impressive rebound in 2002 comes as no surprise. Radio generally fairs better than other media during times of economic rebuilding for a variety of reasons. First, about 80% of radio revenue comes from local advertising, which tends to show less severe swings than national advertising. Radio is also an efficient medium, generally requiring lower relative costs, especially in the area of creative production. Finally, the short lead time required to get on air allows advertisers to release their budgets slowly, on a wait and see basis. This strategy is very attractive to advertisers during an uncertain economic climate.

Compared to the last recession, radio's recovery in 2002 came faster, and stronger. During the recession of the early 1990s, the first downturn in radio spending occurred in the first quarter of 1991. It took seven additional quarters before we saw the first upturn. During the most recent economic slowdown, the first decline in ad spending came in fourth quarter 2000. Based on the pattern of the 1991 recession, we estimated that recovery would begin in the third or fourth quarter of 2002. However, we were pleasantly surprised when the upturn started two quarters earlier than history would have indicated.


Radio Outperforms Ad Recovery
%
Radio
Total Advertising
13
8
3
-2
-7
91
92
93
94
95
96
97
98
99
00
01
02
Source: RAB, Robert Coen and UBS Warburg LLC Research

Looking at radio's recovery in comparison to other media, in 1991 both total advertising and radio were down about 2%. In 1993, the first full-year following the downturn, and again in 1994, radio's growth surpassed that of total advertising by 3 to 4 percentage points. Last year, radio's accelerated growth pattern was repeated. In 2001, both radio and total advertising were down close to 7%. Last year, the total ad market was up in the 2% range, while radio posted a 6% increase.

SHAREHOLDER LETTER

Opportunities Ahead

There are several positive improvements within our organization that I believe will greatly benefit our company, our client stations, and our shareholders in the year ahead.

In March of this year, we announced the appointment of George Pine to the position of President and Chief Operating Officer of Interep. Some of you may know that George was President of ABC Radio Sales, an Interep company, prior to this appointment. He has been with Interep for almost 30 years, and has built an excellent reputation within the industry as a top executive. Under his leadership, ABC Radio Sales achieved a national compound annual growth rate twice that of the industry. Prior to heading ABC Radio Sales, Pine managed Interep's entire Eastern Region, which consistently outperformed the national marketplace under his leadership. In addition to overseeing the region's profits, client shares and overall agency performance, George developed several innovative selling strategies that dramatically improved performance for our client stations.

2003 Growth Forecast

Total U.S. Advertising	Internet Advertising
+4.6%	*+5.0%*



Source: Donovan Data Systems

Having worked with George for many years, we both understand how the national radio business is changing, and share a common vision for radio's future. As President and COO, George will serve our clients by combining his excellent day-to-day management skills and demand for accountability, with his knowledge of our clients' needs in a changing media environment. George has delineated clear performance guidelines and strategic objectives, and the positive impact of his leadership is already apparent throughout the organization.

We are also more confident than ever about the long-term profitability of our on-line advertising division, Interactive Interactive. We are expecting 2003 to be its first break-even year. We are encouraged that major advertisers are increasing their use of Internet advertising, and expect Interep Interactive to share in this success.

Finally, we are very excited about technological advancements that we are making in the development of RadioExchange™ and related programs. Since its initial launch in 2001, the goal of RadioExchange has been to dramatically streamline the processing of paperwork between radio buyers and sellers. Each subsequent generation of RadioExchange puts us closer to that goal. As we continue our efforts to streamline back-end processes, our objective remains the same: reduce the time spent on non-strategic activities to make more time for face-to-face selling between buyer and seller. In addition, we believe that by removing this obstacle to buying radio – the time-consuming back-room processing – agencies will be more likely to recommend radio to advertisers, bringing more revenue to our client stations.

We will remain ever mindful that the best way to serve both our shareholders and ourselves is to ensure that Interep fairly profits from the value it brings to its customers and clients.

Interep Mission Statement

Commitment to Shareholder Value

We believe that Interep's prospects for growth are very strong. Our commitment to our shareholders is to look for ways to responsibly grow our organization, while continuing to prudently run our business and manage our costs.

In many ways, Interep is stronger than it has been in years. Our management team is among the best in the industry. Our strategies on new business development and client expansion have been well-honed. And our organization is structured for peak operating efficiency.

We are confident that Interep stock will prove an excellent long-term growth investment for shareholders. We would like to take this opportunity to thank you for your continued support.



Ralph C. Guild
Chairman and Chief Executive Officer

ABC Radio Sales
a division of Interep

BEASLEY BROADCAST GROUP

CUMULUS

BUCKLEY radio

Citadel Communications Corporation

Curtis Media Group

ENTERCOM

emmis communications

Interep represents over 2,000 radio stations,
including many of the nation's most prestigious broadcast groups.

customized service

These include ABC/Disney, Beasley, Buckley Radio, Citadel, Cumulus, Curtis Media, Emmis, Entercom, The Hearst Corporation, Infinity Radio, Inner City Broadcasting, Jefferson Pilot, Radio One, Renda Broadcasting, Spanish Broadcasting Systems and Susquehanna Radio.

The Hearst Corporation

INNER CITY BROADCASTING CORPORATION

Infinity Radio Sales

Jefferson Pilot

RADIO ONE

RENDA BROADCASTING CORPORATION

SBS
Spanish Broadcasting System

SUSQUEHANNA RADIO CORP.

customized service

We will continue to serve our clients
by fulfilling and anticipating the marketing
and advertising needs of their customers,
and to tailor our services to meet
the demands of a changing marketplace.

Interep Mission Statement

collective **clout**



Reaches Majority of the Advertiser's Consumer Audiences

Our radio station clients collectively deliver impressive national audience reach in major demographic groups

Persons 12+

76.7%

Adults 25-54

80.5%

Adults 18-49

83.4%

Source: Arbitron Fall'02–Metro–M-Su 6a-12m. Latest Eastlan Data used for markets not measured by Arbitron (a total of 18 Markets)

collective **clout**

Dominant Position in the Top Ten Markets


46%
Competition
54%
Interep

Source: Radio Expenditure report/CMR
January - December 2002

Competitive Position in the Top 25 Markets


50%
Competition
50%
Interep

Source: Radio Expenditure report/CMR
January - December 2002

17 offices strategically located in the nation's major cities and advertising hubs. Through our network of offices, we maintain relationships with key regional marketing decision-makers, maximizing the revenue base for our clients.



Seattle
Portland
Minneapolis
Chicago
Detroit
Bosto
New York
Philadelphia
Cincinnati
Kansas City
St. Louis
San Francisco
Washington, D.C.
Los Angeles
Atlanta
Dallas
Miami

MARKETING SERVICES

Over a Billion in New Radio Advertising Dollars


$90M
$26M
1993 2002

Source: Donovan Data Systems

Interep Marketing Group

In conjunction with Promotion Marketing and the Interep Network Division, Interep Marketing Group (IMG) is committed to raising radio's share of ad dollars by facilitating the creative use of radio-based marketing programs. IMG's business development team helps advertisers and their agencies fulfill marketing objectives through the strategic use of radio and complementary media. The team's specially-trained Directors of Marketing work closely with advertisers to determine their objectives, then design and implement custom marketing packages to help meet – and exceed – those goals. Since 1992, this division has generated over $1 billion new radio dollars for the industry, benefiting both Interep and our client stations.

Promotion Marketing

Interep's Promotion Marketing group creates and executes promotions that generate larger shares and increased revenue for our clients. The group has orchestrated successful radio and Internet based promotions for hundreds of advertisers in a variety of industries, including health care, entertainment, food and automotive. This department assists in all aspects of a promotional campaign, from design and co-ordination, through implementation and follow-up evaluations.

Consumer Networks

Based on a number of variables including formats, demographics, product consumption or lifestyle, Interep's network department assembles "unwired networks" of radio stations that match an advertiser's targeted consumers. This innovative concept offers the convenience of a wired network, with the flexibility, targetability and prime station line-ups of spot radio, making it a powerful tool for marketers to reach their target audience efficiently and effectively.

Research

Interep's innovative, sales-oriented research is the most cited in the industry. Our research team works closely with both clients and internal sellers to determine the best strategy to meet any given sales challenge. Interep Research also supports the Interep Marketing Group's efforts to generate new radio dollars. Interep's report series, focusing on a variety of media, consumer and marketing topics, is available for purchase on www.researchstore.com.

RadioExchange™

Interep shares the belief with our advertising agency customers that the use of technology to streamline media buying transactions is a natural and beneficial progression for our industry. RadioExchange, designed by Interep in collaboration with the advertising community, is an Internet-based data exchange system that permits the electronic transfer of critical information between ad agencies and their national reps, and between the national reps and their clients. It is designed to automate clerical activity, thus saving time, preventing errors and enabling sellers and buyers to focus on creative solutions and media strategies.

Interep University

Interep is proud of its leadership position in developing industry training programs. One of our most successful training initiatives is the Radio Apprentice (RAPPER) Program. This intensive 9-week program trains recent college graduates in the fundamentals of national radio sales. Now in its 10th year, the RAPPER program is the gold-standard for radio sales training. Many of Interep's most successful account executives and managers are graduates of the program.

For a complete listing of additional services, please visit our website at www.interep.com.

By developing marketing partnerships with our customers, we are better able to identify new business opportunities for our clients, and bring new advertisers into our medium.

Ralph C. Guild

GROWTH INITIATIVES

Nearly 2 Share Points Growth Since 1993


8.2%
6.6%
1993 2002

Source: Robert Coen, Universal McCann

2 Share Points Growth Goal by 2012


10.0%
9.0%
8.2%
2002* 2007 2012

*Source: Robert Coen, Universal McCann

In 2002, radio's share of ad dollars once again topped the 8% mark, after a slight decline in 2001. Increasing radio's share of advertising dollars has been one of Interep's primary focuses since the early 1990s, with the inception of our Radio 2000™ program. We have made strides as radio's share of ad dollars increased by nearly two share points since 1993. And, there is still much room for growth. Given Radio 2000's success, we believe that radio's share of total ad dollars can reach 9% by 2007, and 10% by 2012.

Every 1/10th of a share point increase represents about $250 million dollars for our medium. If we achieve this 1 percentage point increase by 2007, assuming the historic patterns of ad growth, that would bring total radio revenue to $30 billion – a $10 billion increase over 2002.

To this end, in 2002 we launched several initiatives to help promote the growth of our medium. One of these initiatives is the formation of National Agency Teams to better ascertain and serve the needs of our advertising agency customers. The goal of these teams is to partner with agencies to remove obstacles to the planning, buying and processing of radio advertising. The need for these teams came in response to the changing agency landscape, especially the effects of consolidation. Consolidation has necessitated change not only for the large conglomerates, but also for the remaining independent agencies. Our NAT partnerships will allow us to react to and anticipate these changes, customizing our services as needed.

Another initiative is the formation of our Consumer Lifestyle Networks™. These networks are customized radio line-ups targeted toward those consumers most likely to buy an advertiser's products or services. After speaking with the heads of media buying agencies across the country, we saw the need for radio to re-align its selling strategies to better match advertisers' marketing needs. Through careful media research we have

Ethnic Marketing Initiatives


"What It Means To Be a Market Leader in the 21st Century." Keynote Speaker Bill Lamar, Executive Vice President for McDonald's Corporation at Interep's ***Power of Urban Radio*** *event.*


"Marketing to American Latinos: A Guide to the In-Culture Approach." Keynote speaker Isabel Valdes, Hispanic Marketer and Founder of In-Culture Movement, at Interep's ***Power of Hispanic Radio*** *event.*

Media Time/Media Dollar Discrepancy


Time Spent with Media Average Week
Total Media Dollars Allocated to Radio
Radio 30%
Internet 11%
Magazines 4%
Newspaper 3%
Television 52%
Radio 8.2%
Source: Bates Media Scan, Bates USA Media Department, Adults 12-64
Source: Robert Coen, Universal McCann, 2002 Media Expenditures

developed a way to save agencies time and money by locating and packaging their heaviest consumers into easy-to-buy networks. We believe these savings will encourage more national advertisers to use radio, creating new revenue streams for all of our client stations.

We also know that in today's increasingly diverse consumer landscape, discovering effective ways to integrate multi-cultural marketing efforts into overall business strategy is a top priority for most companies. For this reason, Interep has sponsored three "Power Events" over the past 16 months, including the "Power of Urban Radio™" in both New York and Atlanta, and the "Power of Hispanic Radio™" in New York. Themes of these conferences include the tremendous consumer power in both the African-American and Hispanic marketplaces, the growth potential to companies who actively embrace multi-cultural marketing, and radio's unsurpassed ability to connect with these multi-cultural communities. Attendance and interest in these events by the advertising community was phenomenal. These types of symposia promote understanding of today's multi-cultural marketing requirements, and help grow revenue for our client stations serving these communities.

In addition, our new business division, the Interep Marketing Group, is actively targeting industries and advertisers who are low users, or non-users of radio advertising. Despite the fact that consumers spend approximately 30% of their media time with radio, some ad categories spend as little as 1%-2% of their media dollars on national radio. These are ripe targets for our IMG sellers. This year we expect substantial spending from several of the industries that IMG sellers are pursuing, including Pharmaceuticals.

As leaders in new business development, we strive not only to grow radio's share of advertising, but also to ensure that our client radio stations are the key beneficiaries of this growth.

LEADERSHIP

BOARD OF DIRECTORS

Ralph C. Guild
Howard M. Brenner
Leslie D. Goldberg
Marc G. Guild
John E. Palmer
George E. Pine
Arnie Semsky
Arnold Sheiffer

EXECUTIVE MANAGEMENT

Ralph C. Guild
Chairman of the Board and Chief Executive Officer

George E. Pine
President and Chief Operating Officer

Marc G. Guild
President, Marketing Division

William J. McEntee, Jr.
Senior Vice President and Chief Financial Officer

CORPORATE HEADQUARTERS

100 Park Avenue
5th Floor
New York, NY 10017 USA
Phone 212-916-0700
Fax 212-916-0790

CORPORATE WEBSITE

www.interep.com

LEGAL COUNSEL

Salans
620 Fifth Avenue
New York, NY 10020

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP
5 Times Square
New York, NY 10036

TRANSFER AGENT

American Stock Transfer & Trust Co.

STOCK INFORMATION

Interep's stock is traded on Nasdaq SmallCap Market under the symbol IREP.

customized service
collective **clout**

Photo portraits by Joanne Dugan
Design: Steffy Design, NYC


INTEREP

